Organigram Begins First Harvests From New Grow Rooms

Initial Yields Support Predictions of Increased Capacity in Production Facility Expansion

MONCTON, NEW BRUNSWICK – /April 23, 2018/CNW/ - Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce the yield results from the inaugural harvest in the first of its 23 new, state-of-the-art Phase 2 indoor grow rooms.

Beginning on Friday, “4/20” and completed on Saturday, Organigram harvested over 1500 plants from the first room commissioned in the Company’s Phase 2 expansion. The first of the 23 new rooms, which began housing plants on February 10th, has reached final stages of flowering for its first crops. Harvests from subsequent rooms will begin this week.

Initial yields support the Company’s predictions that changes in process efficiencies will result in annual yields higher than initially estimated when Phase 2 was designed. At present, the Company reaffirms its target production capacity from Phases 1 and 2 of approximately 22,000 kg/year (up from initial estimations of 16,000 kg/year). Facility enhancements include a fully-automated irrigation system, automated potting, a fully automated waste destruction system and automated packaging lines, adding to a data-based production approach which ensures growing optimization for every room.

“The first harvest out of these new rooms is proof that we’ve come to know our plant strains and our tools to the point where we understand how to create the optimal environments they need in order to thrive,” says Organigram CEO Greg Engel, adding Organigram targets yields of approximately 400 grams per square foot of canopy space.

Another 16 growing rooms are anticipated to be brought online with plants beginning to fill the rooms on or around June 1, 2018, following Health Canada approval of its Phase 3 expansion. Once approved, this subsequent addition will result in a target combined production capacity from Phases 1, 2 and 3 of 36,000 kg/year.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:
Organigram Holdings Inc.	Organigram Holdings Inc.
Paolo De Luca	Dylan Rogers
Chief Financial Officer	Investor Relations Analyst
paolo.deluca@organigram.ca	drogers@organigram.ca
(416) 661-0947	(506) 232-0121